SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               WebMD Health Corp.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   94770V102
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 18, 2012
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     High  River  Limited  Partnership

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     WC

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
      1,326,537

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
      1,326,537

10  SHARED  DISPOSITIVE  POWER
     0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        1,326,537

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.33%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Hopper  Investments  LLC

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
        1,326,537

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
        1,326,537

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        1,326,537

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.33%

14  TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Barberry  Corp.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
        1,326,537

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
        1,326,537

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        1,326,537

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.33%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     WC

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
         2,155,311

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
         2,155,311

10  SHARED  DISPOSITIVE  POWER
     0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         2,155,311

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.78%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102

1  NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  II  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     WC

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
         750,133

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
         750,133

10  SHARED  DISPOSITIVE  POWER
     0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         750,133

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.32%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  III  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     WC

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
         330,188

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
         330,188

10  SHARED  DISPOSITIVE  POWER
     0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         330,188

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.58%

14  TYPE  OF  REPORTING  PERSON
          PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Icahn  Offshore  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          3,235,632

9  SOLE  DISPOSITIVE  POWER
     0

10  HARED  DISPOSITIVE  POWER
          3,235,632

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          3,235,632

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.68%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Icahn  Partners  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     WC

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
          2,070,511

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
          2,070,511

10  SHARED  DISPOSITIVE  POWER
     0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          2,070,511

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.63%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Icahn  Onshore  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          2,070,511

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
          2,070,511

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          2,070,511

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.63%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Icahn  Capital  LP

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          5,306,143

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
          5,306,143

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          5,306,143

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.31%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1. NAME  OF  REPORTING  PERSON
     IPH  GP  LLC

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          5,306,143

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
          5,306,143

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          5,306,143

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.31%

14  TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  Holdings  L.P.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          5,306,143

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
          5,306,143

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          5,306,143

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.31%

14  TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1  NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  G.P.  Inc.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          5,306,143

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
          5,306,143

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          5,306,143

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.31%

14  TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1.  NAME  OF  REPORTING  PERSON
     Beckton  Corp.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO
 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          5,306,143

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
          5,306,143

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          5,306,143

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.31%

14  TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  94770V102


1 NAME  OF  REPORTING  PERSON
     Carl  C.  Icahn

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     OO

5  CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
          6,632,680

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
          6,632,680

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          6,632,680

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          11.64%

14  TYPE  OF  REPORTING  PERSON
     IN

                                  SCHEDULE 13D

Item  1.  Security  and  Issuer

     This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Stock, par value $0.01 (the "Shares"), issued by WebMD Health Corp. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2011, as amended by Amendment No. 1 to the
Schedule 13D filed on November 3, 2011, Amendment No. 2 to the Schedule 13D filed on November 25, 2011 and Amendment No. 3 to the Schedule 13D filed on November 30, 2011 (together, the "Schedule 13D"), on behalf of the Reporting Persons (as defined in the Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.


Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Item 3 of the Schedule 13D is hereby amended by replacing the first two sentences thereof with the following:

     The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 6,632,680 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $201.4 million (including commissions and premiums).


Item  4.  Purpose  of  Transaction

     Item  4  of  the  Schedule  13D  is hereby amended by adding the following:

     The Reporting Persons believe that the Issuer should use cash on hand to repurchase up to one billion dollars of its outstanding shares through a Dutch tender with $30.00 per share as the high-end of the price range. This price represents a 14% premium to the January 18, 2012 closing price which reflects the news of the Issuer's most recent significant financial guidance disappointment and the termination of its sale process.

     The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.


Item  5.     Interest  in  Securities  of  the  Issuer

     Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

     (a)  The  Reporting  Persons  may  be  deemed  to  beneficially own, in the
aggregate,    6,632,680   Shares,  representing  approximately  11.64%  of  the
Issuer's outstanding Shares (based upon the statement by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011, in which the Issuer stated 56,971,112 Shares were outstanding as of November 4, 2011).

     (b)  For  purposes  of  this  Schedule  13D:

     High River has sole voting power and sole dispositive power with regard to 1,326,537 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 2,155,311 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 750,133 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 330,188 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,070,511 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.


     Item 5 (c) of the Initial Schedule 13D is hereby amended by the addition of the following:

     (c) The following table sets forth all transactions with respect to Shares effected since November 30, 2011, the date of the last amendment to Schedule 13D filed by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 5:00 p.m., New York City time, on January 18, 2012. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.




Name of                    Date of               Amount of              Price
Reporting Person           Transaction           Securities           Per Share
----------------           --------------        -----------         -----------
High River LP                  01/10/2012             50,000.00          26.11
High River LP                  01/11/2012             40,000.00          26.16
High River LP                  01/12/2012             19,117.00          26.22
High River LP                  01/18/2012             78,964.00          26.28
Icahn Partners LP              01/10/2012            110,578.00          26.11
Icahn Partners LP              01/11/2012             62,434.00          26.16
Icahn Partners LP              01/12/2012             29,839.00          26.22
Icahn Partners LP              01/18/2012            123,250.00          26.28
Master Fund LP                 01/10/2012             41,330.00          26.11
Master Fund LP                 01/11/2012             64,990.00          26.16
Master Fund LP                 01/12/2012             31,062.00          26.22
Master Fund LP                 01/18/2012            128,298.00          26.28
Master Fund II L.P.            01/10/2012             33,314.00          26.11
Master Fund II L.P             01/11/2012             22,619.00          26.16
Master Fund II L.P             01/12/2012             10,811.00          26.22
Master Fund II L.P             01/18/2012             44,653.00          26.28
Master Fund III L.P.           01/10/2012             14,778.00          26.11
Master Fund III L.P.           01/11/2012              9,957.00          26.16
Master Fund III L.P.           01/12/2012              4,758.00          26.22
Master Fund III L.P.           01/18/2012             19,654.00          26.28

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January  18,  2012


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP

By: Hopper Investments LLC, general partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/Dominick  Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer



/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





     [Signature Page of Schedule 13D - WebMD Health Corp. Amendment No. 4]